EXHIBIT 3.1

ROSS MILLER
Secretary of State
2004 North Carson Street, Ste. 1
Carson City, Nevada 83701-4299
(775) 684-5708	Filed in the office of	Document Number
Website: www.nvsos.gov	Ross Miller Secretary of State State of Nevada	20090321924-72
Filing Date and Time
Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)		04/01/2009 9:07 AM
Entity Number
C8415-1988

USE BLACK INK ONLY ● DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 ● After Issuance of Stock)

1.

Name of corporation:

VOYANT INTERNATIONAL CORPORATION

2.

The articles have been amended as follows: (Provide article numbers, if available)

Article III is restated in its entirety as follows:

“III. This corporation is authorized to issue two classes of stock. One class of shares shall be designated as common stock, par value $.001 per share and the total number of common shares which the corporation is authorized to issue is six hundred million shares (600,000,000 shares). The other class of shares shall be designated as preferred stock, par value is $.001 per share, and total number of preferred shares which this corporation is authorized to issue is Two Million (2,000,000) shares shall be Preferred Stock. The holders of preferred stock shall have such rights, preferences and privileges as may be determined by the corporation’s board of directors prior to the issuance of such shares. The preferred stock may be issued in such series as are designated by the corporation’s board of directors, and the board of directors may fix the number of authorized shares of preferred stock for each series, and the rights, preferences and privileges for each series of preferred stock.”

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power, as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:            62.2%

4.

Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5.

Signature: (required)

X
Signature of Officer

*

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting per thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Provider
This form must be accompanied by appropriate fees.	Revised: 7-1-08